EXHIBIT 99.2

SNDL Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2026

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and performance of SNDL Inc. (“SNDL” or the “Company”) for the three and nine months ended September 30, 2026 is dated October 26, 2026. This MD&A should be read in conjunction with the Company’s condensed consolidated interim financial statements and the notes thereto for the three and nine months ended September 30, 2026 (the “Interim Financial Statements”) and the audited consolidated financial statements and notes thereto for the year ended December 31, 2025 (the “Audited Financial Statements”) and the risks identified in the Company’s Annual Information Form for the year ended December 31, 2025 (the “AIF”) and elsewhere in this MD&A. This MD&A has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations and is presented in thousands of Canadian dollars, except where otherwise indicated.

MD&A – Table of Contents

COMPANY OVERVIEW

SNDL operates under four reportable segments:

•
Liquor retail sales of wines, beers and spirits;
•
Cannabis retail sales of cannabis products and accessories through corporate-owned, controlled and franchised cannabis retail operations;
•
Cannabis operations as a licensed producer that grows cannabis using indoor facilities and manufactures cannabis products, providing proprietary cannabis processing services; and
•
Investments targeting the cannabis industry.

The principal activities of the Company are: (i) the retailing of wines, beers and spirits under the Wine and Beyond, Ace Liquor and Liquor Depot retail banners; (ii) the operation and support of corporate-owned, controlled and franchised retail cannabis stores in certain Canadian jurisdictions where the private sale of adult-use cannabis is permitted, under the Value Buds and Spiritleaf retail banners; (iii) the manufacturing of cannabis products providing proprietary cannabis processing services, the production, distribution and sale of cannabis in Canada and for export pursuant to the Cannabis Act (Canada) (the “Cannabis Act”) through an owned and licensed cannabis brand portfolio that includes Top Leaf, Contraband, Palmetto, Bon Jak, La Plogue, Versus, Grasslands, Pearls by Grön, No Future and Bhang Chocolate; and (iv) the provision of financial services through the deployment of capital to direct and indirect investments and partnerships throughout the cannabis industry. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult-use access in Canada.

The Company produces and markets cannabis products for the Canadian adult-use market and for the international medicinal market. SNDL’s operations cultivate cannabis using approximately 380,000 square feet of total space in Atholville, New Brunswick. SNDL’s extraction and manufacturing operations include approximately 74,100 square feet of total space in British Columbia and approximately 65,500 square feet of total space in Ontario.

SNDL and its subsidiaries operate solely in Canada. Through its joint venture, SunStream Bancorp Inc. (“SunStream”), the Company provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities. The current investment portfolio of SunStream is comprised of secured debt, hybrid debt, derivative instruments and convertible equity instruments issued by United States (“U.S.”) based cannabis businesses. The Company also makes strategic portfolio investments in debt and equity securities.

SNDL was incorporated under the Business Corporations Act (Alberta) (the “ABCA”) on August 19, 2006. The Company’s common shares are listed under the symbol “SNDL” on the Nasdaq Capital Market (the “Nasdaq”) and the Canadian Securities Exchange (the “CSE”).

SNDL is headquartered in Edmonton, Alberta, with operations in Kelowna, British Columbia, Bolton, Ontario, London, Ontario, Toronto, Ontario and Atholville, New Brunswick, and corporate-owned, controlled and franchised retail liquor and cannabis stores in five provinces across Canada.

SNDL’s overall strategy is to build sustainable, long-term shareholder value by improving liquidity and cost of capital while optimizing the capacity and capabilities of its production facilities in the creation of a consumer-centric brand and product portfolio. SNDL’s retail operations will continue to build a Canadian retail liquor brand and a network of retail cannabis stores across Canadian jurisdictions where the private distribution of cannabis is legal. SNDL’s investment operations seek to deploy capital through direct and indirect investments and partnerships throughout the cannabis industry.

RECENT DEVELOPMENTS

Successful completion of eu-gmp audit at atholville facility

On August 4, 2026, the Company announced the successful completion of a European Union Good Manufacturing Practice (“EU-GMP”) audit at its Atholville, New Brunswick cultivation facility.

The successful audit reinforces SNDL’s ability to participate in regulated international medical cannabis markets and reflects the Company’s continued focus on quality, operational excellence and regulatory compliance. EU-GMP compliance is an important standard for supplying medical cannabis products into many international jurisdictions. The Company has not yet received the EU-GMP certification for its Atholville facility, but anticipates receiving it within 90 days following August 4, 2026.

The successful audit follows continued investments in cultivation performance, facility reliability, quality systems, and process improvement at its Atholville facility. The facility’s scale, cost structure, and ability to support international demand remain key strengths within SNDL’s cultivation platform.

Restructuring of parallel

On July 27, 2026, the restructuring of Surterra Holdings, Inc. and certain of its affiliates (collectively, “Parallel”) was completed. As the principal asset within the SunStream investment portfolio, Parallel represents a significant step forward for SNDL, which gained indirect majority economic exposure through the restructuring transaction. Parallel currently operates 56 retail locations, three cultivation facilities and a manufacturing facility. Subject to applicable legal, regulatory, accounting, and Nasdaq requirements, SNDL expects to assume direct control of Parallel’s medical cannabis operations in Florida, Texas, and Massachusetts in the coming months. This milestone has the potential to make SNDL the first Nasdaq-listed company to consolidate U.S. medical cannabis operations and establish the Company as a leading vertically integrated cannabis operator in North America.

Rise Rewards Loyalty Program

On April 22, 2025, the Company announced the launch of its Rise Rewards loyalty program (“Rise Rewards”), designed to help Value Buds customers save more, earn more, and get even more from every visit. Rise Rewards is available at all Value Buds locations in Alberta, Ontario, Saskatchewan, and Manitoba. Customers can earn points with every visit and by participating in the Company’s recycling initiative, reinforcing Value Buds’ commitment to affordability, sustainability, and customer appreciation. By leveraging insights from Rise Rewards, the Company aims to optimize Value Buds’ pricing strategies and marketing efforts to provide superior customer experiences.

On March 10, 2026, the Company launched Rise Rewards at all Ace Liquor and Liquor Depot locations in Alberta, and on July 27, 2026, launched Rise Rewards at all Wine and Beyond locations in Alberta and Saskatchewan.

OTHER DEVELOPMENTS

U.S. justice department Reclassifies state-licensed and fda-approved marijuana products

On April 23, 2026, the U.S. Justice Department and the U.S. Drug Enforcement Administration announced the issuance of an order immediately placing both Food and Drug Administration-approved products containing marijuana and marijuana products regulated by a state medical marijuana license in Schedule III of the U.S. Controlled Substances Act, as well as the initiation of an expedited administrative hearing process to consider the broader rescheduling of marijuana from Schedule I to Schedule III. The administrative hearing process commenced on June 29, 2026 and concluded on July 15, 2026. The broader rescheduling proposal remains subject to the ongoing administrative rulemaking process, including the release of the decision from the hearing, and the timing and outcome remain uncertain.

U.S. TARIFFS

Since early 2025, the U.S. administration has imposed tariffs on imports from certain countries, including Canada, and the Canadian government has responded with its own tariffs on certain U.S. imports. U.S. trade tensions escalated during the third quarter of 2026. On July 1, 2026, the U.S. declined to extend the Canada-United States-Mexico Agreement (“CUSMA”)

at its first joint review; CUSMA remains in force but is now subject to annual reviews. Effective August 22, 2026, the U.S. imposed a 50% tariff on certain Canadian-origin beverage alcohol products, without an exemption for CUSMA-compliant goods. The government of Canada subsequently suspended trade negotiations with the U.S. and, effective September 8, 2026, imposed counter-tariffs on approximately $27.6 billion of U.S.-origin goods. Effective September 29, 2026, the U.S. also prohibited the import of most Canadian alcoholic beverages and certain other Canadian products. Whether and when negotiations will resume, and the terms of any resulting agreement, are unknown. These measures, and the risk of further tariffs and retaliatory actions, have created uncertainty, which has permeated the economic and investment outlook, impacting current economic conditions, including such issues as the inflation rate and the global supply chain. Aside from the impact on the global economy, these tariffs may continue to impact SNDL.

In response to tariffs imposed by the U.S., several Canadian provinces removed U.S. alcohol from store shelves and restaurant, bar and retailer fulfillment catalogues. While some provinces, including Alberta, have lifted their ban on U.S. liquor imports, or returned certain U.S. products to their shelves, other provinces continue to restrict the sale or purchase of U.S. alcohol.

SNDL is continuing to monitor the evolving situation and the impacts and potential consequences on its financial position. The Company did not experience a significant impact to its financial performance during the nine months ended September 30, 2026.

acquisition of cost cannabis and t cannabis locations from 1cm

On April 9, 2025, the Company announced that it had entered into an arrangement agreement (the “1CM Agreement”) with 1CM Inc. (“1CM”) pursuant to which it would acquire 32 cannabis retail stores (the “1CM Transaction”) operating under the Cost Cannabis and T Cannabis banners in Ontario, Alberta and Saskatchewan (the “1CM Stores”).

Under the terms of the 1CM Agreement, the Company would acquire, with the option to assign, the 1CM Stores for total consideration of $32.2 million cash, subject to certain adjustments at the closing of the 1CM Transaction. The 1CM Stores are comprised of 2 stores in Alberta, 3 stores in Saskatchewan and 27 stores located in Ontario.

The 1CM Transaction was to be completed by way of an arrangement under the Business Corporations Act (Ontario). On June 16, 2025, 1CM announced the approval of the 1CM Transaction by 1CM shareholders. On June 18, 2025, 1CM announced that the Ontario Superior Court of Justice (Commercial List) approved the plan of arrangement involving SNDL.

On December 15, 2025, the Company announced that it had entered into an amended and restated arrangement agreement (the “1CM A&R Agreement”). Under the 1CM A&R Agreement, the parties agreed to, among other things, complete the 1CM Transaction in two stages to align with the status of required provincial regulatory approvals. The aggregate purchase price for the 1CM Transaction had not been amended.

On January 7, 2026, the first closing (“First Closing”) was completed and involved the purchase of 5 cannabis retail stores located in Alberta and Saskatchewan. The purchase price for the First Closing was $5.0 million cash, subject to certain adjustments at the time of the First Closing. Pursuant to the 1CM A&R Agreement, in December 2025, the Company had previously paid a $2.0 million non-refundable cash deposit towards the purchase price in respect of the First Closing.

The second closing (“Second Closing”) was expected to occur in the first half of 2026 for the purchase of the remaining 27 cannabis retail stores, each of which are located in Ontario. The 1CM Transaction had an outside date that was extended from December 31, 2025 to May 31, 2026. On May 27, 2026, the Company announced that the Second Closing was not expected to proceed following a prolonged regulatory review process that extended beyond commercially reasonable timelines contemplated by the parties. The Company paid a $0.26 million termination fee that was deducted from the previously paid $1.0 million deposit meant to be applied towards the purchase price in respect of the Second Closing, and the remaining $0.74 million was returned to the Company.

The 1CM Transaction is expected to strengthen the Company’s overall financial condition as the addition of the 1CM Stores will broaden the Company’s exposure in key Canadian markets. The Company’s financial performance and cash flows are projected to improve based on current 1CM store level operating results.

share repurchase program

On November 3, 2025, the Company announced that the board of directors of the Company (the “Board”) approved a renewal of the share repurchase program upon its expiry on November 20, 2025. On November 21, 2025, the Company announced that it had received approval from the CSE for the renewal of its share repurchase program. The share repurchase program authorizes the Company to repurchase up to $100 million of its outstanding common shares from time to time through open market purchases at prevailing market prices. SNDL may purchase up to a maximum of approximately 24.5 million common shares under the share repurchase program, representing approximately 10% of the issued and outstanding common shares as at the date of announcement, and will expire on November 20, 2026. The share repurchase program does not require the Company to purchase any minimum number of common shares and repurchases may be suspended or terminated at any time at the Company’s discretion. The actual number of common shares which may be purchased pursuant to the share repurchase program and the timing of any purchases will be determined by SNDL’s management and the Board. All common shares purchased pursuant to the share repurchase program will be returned to treasury for cancellation.

Upon the expiry of the share repurchase program on November 20, 2026, the Company intends to renew the program. In addition, the Board has directed management to pursue a possible substantial issuer bid (“SIB”) in the near future as a way to increase value to shareholders. Any formal launch of a SIB is subject to applicable exchange and cross-border regulatory approvals, and in accordance with applicable laws, would not operate concurrently with the Company’s repurchase program.

For the three months ended September 30, 2026, the Company purchased and cancelled 5.4 million common shares at a weighted average price, excluding commissions, of $1.83 (US$1.31) per common share for a total cost of $10.0 million including commissions.

For the nine months ended September 30, 2026, the Company purchased and cancelled 21.6 million common shares at a weighted average price, excluding commissions, of $1.97 (US$1.42) per common share for a total cost of $43.1 million including commissions.

Refer to “Liquidity and Capital Resources – Equity” below for further details regarding common shares purchased and cancelled.

FINANCIAL HIGHLIGHTS

The following table summarizes selected financial information of the Company for the periods noted.

($000s, except per share amounts)	Q3 2026	Q3 2025	Change	% Change
Financial Results
Net revenue	237,994	244,219	(6,225)	-3%
Cost of sales	180,108	180,042	66	0%
Gross profit	57,886	64,177	(6,291)	-10%
Gross margin (1)	24.3%	26.3%		-2.0%
Operating loss	(48,317)	(11,050)	(37,267)	-337%
Adjusted operating income (loss) (2)	5,249	(9,512)	14,761	155%
Net loss attributable to owners of the Company	(50,789)	(13,319)	(37,470)	-281%
Per share, basic and diluted	(0.21)	(0.05)	(0.16)	-320%
Change in cash and cash equivalents	(50,729)	32,357	(83,086)	-257%
Free cash flow (2)	19,954	16,692	3,262	20%

Statement of Financial Position
Cash and cash equivalents	132,479	240,581	(108,102)	-45%
Inventory	128,721	125,334	3,387	3%
Right of use assets	131,608	122,701	8,907	7%
Property, plant and equipment	139,376	152,510	(13,134)	-9%
Total assets	1,224,170	1,318,061	(93,891)	-7%
(1)
Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.
(2)
Adjusted operating income (loss) and free cash flow are specified financial measures that do not have standardized meanings prescribed by International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

CONSOLIDATED RESULTS

General and administrative

	Three months ended September 30		Nine months ended September 30
($000s)	2026	2025	2026	2025
Salaries and wages	25,708	28,109	80,323	85,245
Consulting fees	847	985	3,789	3,945
Office and general	12,082	13,791	35,804	38,024
Professional fees	1,410	1,061	4,193	3,372
Merchant processing fees	1,911	1,853	5,268	5,126
Director fees	253	226	718	707
Other	1,073	(58)	2,637	1,283
	43,284	45,967	132,732	137,702

General and administrative expenses for the three months ended September 30, 2026 were $43.3 million compared to $46.0 million for the three months ended September 30, 2025. The decrease of $2.7 million was mainly due to decreases in salaries and wages and office and general expenses, partially offset by an increase in other expenses. The decrease in salaries and wages was due to continued optimization of corporate overheads. Office and general expenses decreased due to the timing of investor relations costs, lower licence fees and less spending on repairs and maintenance and utilities. The increase in other expenses was mainly due to an increase in expected credit losses.

General and administrative expenses for the nine months ended September 30, 2026 were $132.7 million compared to $137.7 million for the nine months ended September 30, 2025. The decrease of $5.0 million was mainly due to decreases in salaries and wages and office and general expenses, partially offset by increases in professional fees and other expenses. The decrease in salaries and wages was due to continued optimization of corporate overheads, partially offset by severance costs recognized in the current period. Office and general expenses decreased due to the timing of investor relations costs and less spending on office supplies and repairs and maintenance. The increase in professional fees was due to higher legal and accounting expenses. The increase in other expenses was mainly due to an increase in expected credit losses.

Share-based compensation

	Three months ended September 30		Nine months ended September 30
($000s)	2026	2025	2026	2025
Equity-settled expense
Restricted share units	1,788	3,561	5,672	9,641
Cash-settled expense
Deferred share units	(21)	7,322	(639)	5,549
	1,767	10,883	5,033	15,190

Share-based compensation expense includes the expense related to the Company’s issuance of restricted share units (“RSUs”) and deferred share units (“DSUs”) to employees, directors, and others at the discretion of the Board. DSUs are accounted for as a liability instrument and measured at fair value based on the market value of the Company’s common shares at each period end.

Share-based compensation expense for the three months ended September 30, 2026 was $1.8 million compared to $10.9 million for the three months ended September 30, 2025. The decrease of $9.1 million was due to decreases in both RSU expense and DSU expense. The decrease in RSU expense was due to the vesting of RSUs granted in prior years and a decrease in the number and value of RSUs granted in the current year. The decrease in DSU expense was mainly caused by the change in the fair value of DSUs. The current period experienced a decrease in fair value resulting from a decrease in share price, while the comparative period experienced an increase in fair value resulting from an increase in share price.

Share-based compensation expense for the nine months ended September 30, 2026 was $5.0 million compared to $15.2 million for the nine months ended September 30, 2025. The decrease of $10.2 million was due to decreases in both RSU expense and DSU expense. The decrease in RSU expense was due to the vesting of RSUs granted in prior years and a decrease in the number and value of RSUs granted in the current year. The decrease in DSU expense was mainly due to the change in the fair value of DSUs. The current period experienced a decrease in fair value resulting from a decrease in share price, while the comparative period experienced an increase in fair value resulting from an increase in share price.

Operating loss

	Three months ended September 30		Nine months ended September 30
($000s)	2026	2025	2026	2025
Operating loss	(48,317)	(11,050)	(65,272)	(18,100)

Operating loss for the three months ended September 30, 2026 was $48.3 million compared to $11.1 million for the three months ended September 30, 2025. The increase in operating loss of $37.2 million was due to a decrease in gross profit ($6.3 million) and an increase in asset impairment ($50.3 million), partially offset by an increase in share of profit of equity-accounted investees ($7.1 million) and decreases in general and administrative expenses ($2.7 million) and share-based compensation expense ($9.1 million). The changes noted above are discussed in more detail throughout the relevant consolidated and segment results sections.

Operating loss for the nine months ended September 30, 2026 was $65.3 million compared to $18.1 million for the nine months ended September 30, 2025. The increase in operating loss of $47.2 million was due to decreases in gross profit ($21.4 million) and investment income ($2.7 million) and an increase in asset impairment ($49.2 million), partially offset by an increase in share of profit of equity-accounted investees ($9.5 million) and decreases in general and administrative expenses ($5.0 million) and share-based compensation expense ($10.2 million). The changes noted above are discussed in more detail throughout the relevant consolidated and segment results sections.

Net loss

	Three months ended September 30		Nine months ended September 30
($000s)	2026	2025	2026	2025
Net loss	(50,789)	(13,319)	(68,522)	(25,141)

Net loss for the three months ended September 30, 2026 was $50.8 million compared to $13.3 million for the three months ended September 30, 2025. The increase in net loss of $37.5 million was largely due to a decrease in gross profit ($6.3 million) and an increase in asset impairment ($50.3 million), partially offset by an increase in share of profit of equity-accounted investees ($7.1 million) and decreases in general and administrative expenses ($2.7 million) and share-based compensation expense ($9.1 million). The changes noted above are discussed in more detail throughout the relevant consolidated and segment results sections.

Net loss for the nine months ended September 30, 2026 was $68.5 million compared to $25.1 million for the nine months ended September 30, 2025. The increase in net loss of $43.4 million was largely due to decreases in gross profit ($21.4 million) and investment income ($2.7 million) and an increase in asset impairment ($49.2 million), partially offset by an increase in share of profit of equity-accounted investees ($9.5 million) and decreases in general and administrative expenses ($5.0 million) and share-based compensation expense ($10.2 million) and an increase in income tax recovery ($3.2 million). The changes noted above are discussed in more detail throughout the relevant consolidated and segment results sections.

OPERATING SEGMENTS

The Company’s reportable segments are organized by business line and are comprised of four reportable segments: liquor retail, cannabis retail, cannabis operations, and investments.

Liquor retail includes the sale of wines, beers and spirits through wholly owned liquor stores. Cannabis retail includes the private sale of adult-use cannabis products and accessories through corporate-owned, controlled and franchised retail cannabis stores. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use and medical markets domestically and for export, and providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Investments include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any operating segment are reported as “Corporate”.

($000s)	Cannabis Retail	Cannabis Operations	Intersegment Eliminations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
As at September 30, 2026
Total assets	209,052	153,046	—	362,098	310,490	485,150	66,432	1,224,170
Nine months ended September 30, 2026
Net revenue (1)	246,154	88,704	(38,757)	296,101	373,565	—	—	669,666
Gross profit	65,472	4,747	—	70,219	96,828	—	—	167,047
Operating income (loss)	9,328	(80,836)	—	(71,508)	5,899	8,340	(8,003)	(65,272)
Adjusted operating income (loss) (2)	9,403	(27,303)	—	(17,900)	6,126	8,340	(7,241)	(10,675)
Three months ended September 30, 2026
Net revenue (1)	85,605	27,040	(9,425)	103,220	134,774	—	—	237,994
Gross profit	23,118	(1,622)	—	21,496	36,390	—	—	57,886
Operating income (loss)	5,244	(64,693)	—	(59,449)	6,035	7,861	(2,764)	(48,317)
Adjusted operating income (loss) (2)	5,284	(11,391)	—	(6,107)	6,037	7,861	(2,542)	5,249
(1)
The Company has eliminated $38.8 million for the nine months ended September 30, 2026 and $9.4 million for the three months ended September 30, 2026 of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale, at which point the full retail sales revenue will be recognized.
(2)
Adjusted operating income (loss) is a specified financial measure that does not have standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

($000s)	Cannabis Retail	Cannabis Operations	Intersegment Eliminations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
As at December 31, 2025
Total assets	219,462	211,625	—	431,087	324,447	397,537	182,846	1,335,917
Nine months ended September 30, 2025
Net revenue (1)	246,960	107,544	(51,391)	303,113	390,789	—	—	693,902
Gross profit	63,974	23,452	—	87,426	100,993	—	—	188,419
Operating income (loss) (2)	10,557	(20,186)	—	(9,629)	10,884	1,775	(21,130)	(18,100)
Adjusted operating income (loss) (2)(3)	10,557	(16,258)	—	(5,701)	10,884	1,775	(19,671)	(12,713)
Three months ended September 30, 2025
Net revenue (1)	85,021	37,389	(17,579)	104,831	139,388	—	—	244,219
Gross profit	22,465	5,008	—	27,473	36,704	—	—	64,177
Operating income (loss) (2)	5,047	(10,882)	—	(5,835)	6,591	1,543	(13,349)	(11,050)
Adjusted operating income (loss) (2)(3)	5,047	(10,220)	—	(5,173)	6,591	1,543	(12,473)	(9,512)
(1)
The Company has eliminated $51.4 million for the nine months ended September 30, 2025 and $17.6 million for the three months ended September 30, 2025 of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale, at which point the full retail sales revenue will be recognized.
(2)
Recast - refer to description below

(3)
Adjusted operating income (loss) is a specified financial measure that does not have standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

In 2026, the Company began allocating applicable direct and indirect overhead costs, incorporating employee utilization and head count, from the corporate segment to each individual operating segment all categorized within general and administrative expenses. The Company has recast the comparative period to illustrate the impact of these allocations had they been done during the prior period.

The following tables present the effect of the adjustments made to operating income (loss) and adjusted operating income (loss) for the periods indicated.

($000s)	Cannabis Retail	Cannabis Operations	Intersegment Eliminations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Nine months ended September 30, 2025
Operating income (loss) as previously reported	22,329	(3,628)	—	18,701	24,276	1,775	(62,852)	(18,100)
Adjustment to general and administrative expenses	(11,772)	(16,558)	—	(28,330)	(13,392)	—	41,722	—
Operating income (loss) as recast	10,557	(20,186)	—	(9,629)	10,884	1,775	(21,130)	(18,100)

Adjusted operating income (loss) as previously reported	22,329	300	—	22,629	24,276	1,775	(61,393)	(12,713)
Adjustment to general and administrative expenses	(11,772)	(16,558)	—	(28,330)	(13,392)	—	41,722	—
Adjusted operating income (loss) as recast	10,557	(16,258)	—	(5,701)	10,884	1,775	(19,671)	(12,713)

($000s)	Cannabis Retail	Cannabis Operations	Intersegment Eliminations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Three months ended September 30, 2025
Operating income (loss) as previously reported	9,105	(5,434)	—	3,671	11,222	1,543	(27,486)	(11,050)
Adjustment to general and administrative expenses	(4,058)	(5,448)	—	(9,506)	(4,631)	—	14,137	—
Operating income (loss) as recast	5,047	(10,882)	—	(5,835)	6,591	1,543	(13,349)	(11,050)

Adjusted operating income (loss) as previously reported	9,105	(4,772)	—	4,333	11,222	1,543	(26,610)	(9,512)
Adjustment to general and administrative expenses	(4,058)	(5,448)	—	(9,506)	(4,631)	—	14,137	—
Adjusted operating income (loss) as recast	5,047	(10,220)	—	(5,173)	6,591	1,543	(12,473)	(9,512)

LIQUOR RETAIL SEGMENT RESULTS

Operating income (loss)

	Three months ended September 30				Nine months ended September 30
($000s)	2026	2025			2026	2025
		As Previously Reported	(2) Adjustment	As Recast		As Previously Reported	(2) Adjustment	As Recast
Net revenue	134,774	139,388	—	139,388	373,565	390,789	—	390,789
Cost of sales	98,384	102,684	—	102,684	276,737	289,796	—	289,796
Gross profit	36,390	36,704	—	36,704	96,828	100,993	—	100,993
Gross margin (1)	27.0%	26.3%		26.3%	25.9%	25.8%		25.8%

General and administrative	21,528	16,910	4,631	21,541	64,111	50,381	13,392	63,773
Sales and marketing	1,077	821	—	821	3,456	2,747	—	2,747
Depreciation and amortization	7,644	7,751	—	7,751	23,068	23,631	—	23,631
Share-based compensation	112	—	—	—	335	—	—	—
Restructuring costs	2	—	—	—	227	—	—	—
Asset (reversal) impairment	—	—	—	—	(171)	—	—	—
Other income	—	—	—	—	(81)	—	—	—
Gain on disposition of assets	(8)	—	—	—	(16)	(42)	—	(42)
Operating income (loss)	6,035	11,222	(4,631)	6,591	5,899	24,276	(13,392)	10,884
(1)
Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.
(2)
In 2026, the Company began allocating applicable direct and indirect overhead costs from the corporate segment to each individual operating segment all categorized within general and administrative expenses. The Company has recast the comparative period to illustrate the impact of these allocations had they been done during the prior period.

Net revenue for the three months ended September 30, 2026 was $134.8 million compared to $139.4 million for the three months ended September 30, 2025. The decrease of $4.6 million was primarily due to lower customer traffic reflecting declining market trends, partially offset by pricing strategies.

Net revenue for the nine months ended September 30, 2026 was $373.6 million compared to $390.8 million for the nine months ended September 30, 2025. The decrease of $17.2 million was primarily due to lower customer traffic reflecting declining market trends, partially offset by pricing strategies.

Cost of sales for the three months ended September 30, 2026 was $98.4 million compared to $102.7 million for the three months ended September 30, 2025. The decrease of $4.3 million was due to an overall decrease in sales as noted above.

Cost of sales for the nine months ended September 30, 2026 was $276.7 million compared to $289.8 million for the nine months ended September 30, 2025. The decrease of $13.1 million was due to an overall decrease in sales as noted above.

Gross profit for the three months ended September 30, 2026 was $36.4 million (27.0%) compared to $36.7 million (26.3%) for the three months ended September 30, 2025. The decrease of $0.3 million was partly due to a reduction in net revenue and cost of sales noted above, in addition to pricing strategies.

Gross profit for the nine months ended September 30, 2026 was $96.8 million (25.9%) compared to $101.0 million (25.8%) for the nine months ended September 30, 2025. The decrease of $4.2 million was partly due to a reduction in net revenue and cost of sales noted above, in addition to pricing strategies.

The increase in sales and marketing expense of $0.7 million for the three and nine months ended September 30, 2026 were mainly caused by new store marketing expenses.

During the three months ended September 30, 2026, and the three months ended September 30, 2025, no impairments or impairment reversals were recorded.

During the nine months ended September 30, 2026, the Company recorded impairment reversals on retail property, plant and equipment of $0.2 million due to improved store level operating results. During the nine months ended September 30, 2025, no impairments or impairment reversals were recorded.

At October 26, 2026, the Ace Liquor store count was 130, the Liquor Depot store count was 19 and the Wine and Beyond store count was 16.

CANNABIS RETAIL SEGMENT RESULTS

Operating income (loss)

	Three months ended September 30				Nine months ended September 30
($000s)	2026	2025			2026	2025
		As Previously Reported	(2) Adjustment	As Recast		As Previously Reported	(2) Adjustment	As Recast
Net revenue	85,605	85,021	—	85,021	246,154	246,960	—	246,960
Cost of sales	62,487	62,556	—	62,556	180,682	182,986	—	182,986
Gross profit	23,118	22,465	—	22,465	65,472	63,974	—	63,974
Gross margin (1)	27.0%	26.4%		26.4%	26.6%	25.9%		25.9%

General and administrative	13,893	9,874	4,058	13,932	43,499	31,779	11,772	43,551
Sales and marketing	398	575	—	575	1,078	1,276	—	1,276
Depreciation and amortization	4,162	3,934	—	3,934	12,533	11,430	—	11,430
Share-based compensation	39	—	—	—	127	—	—	—
Restructuring costs	40	—	—	—	75	—	—	—
Asset (reversal) impairment	(658)	(1,028)	—	(1,028)	(1,142)	(2,832)	—	(2,832)
Loss (gain) on disposition of assets	—	5	—	5	(26)	(8)	—	(8)
Operating income (loss)	5,244	9,105	(4,058)	5,047	9,328	22,329	(11,772)	10,557
(1)
Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.
(2)
In 2026, the Company began allocating applicable direct and indirect overhead costs from the corporate segment to each individual operating segment all categorized within general and administrative expenses. The Company has recast the comparative period to illustrate the impact of these allocations had they been done during the prior period.

Net revenue for the three months ended September 30, 2026 was $85.6 million compared to $85.0 million for the three months ended September 30, 2025. The increase of $0.6 million is mainly attributable to an increase in proprietary licensing revenue, partially offset by decreases in retail sales and a minor decrease in franchise revenue.

Net revenue for the nine months ended September 30, 2026 was $246.2 million compared to $247.0 million for the nine months ended September 30, 2025. The decrease of $0.8 million is mainly attributable to decreases in retail sales and franchise revenue, partially offset by an increase in proprietary licensing revenue.

Cost of sales for the three months ended September 30, 2026 was $62.5 million compared to $62.6 million for the three months ended September 30, 2025. The decrease of $0.1 million was due to a decrease in retail sales as noted above and a change in product mix from changing consumer preferences.

Cost of sales for the nine months ended September 30, 2026 was $180.7 million compared to $183.0 million for the nine months ended September 30, 2025. The decrease of $2.3 million was due to a decrease in retail sales as noted above and a change in product mix from changing consumer preferences.

Gross profit for the three months ended September 30, 2026 was $23.1 million (27.0%) compared to $22.5 million (26.4%) for the three months ended September 30, 2025. The increase of $0.6 million was due to a change in product mix from changing consumer preferences and an increase in net revenue noted above.

Gross profit for the nine months ended September 30, 2026 was $65.5 million (26.6%) compared to $64.0 million (25.9%) for the nine months ended September 30, 2025. The increase of $1.5 million was due to a change in product mix from changing consumer preferences, an increase in net revenue and decrease in cost of sales noted above.

During the three months ended September 30, 2026, the Company recorded impairment reversals on right of use assets of $0.3 million and retail property, plant and equipment of $0.4 million. During the three months ended September 30, 2025, the Company recorded impairment reversals on right of use assets of $0.5 million and retail property, plant and equipment of $0.5 million due to improved store level operating results.

During the nine months ended September 30, 2026, the Company recorded impairment reversals on right of use assets of $0.5 million and retail property, plant and equipment of $0.6 million due to improved store level operating results. During the nine months ended September 30, 2025, the Company recorded impairment reversals on right of use assets of $1.5 million and retail property, plant and equipment of $1.3 million due to improved store level operating results.

At October 26, 2026, the Spiritleaf store count was 60 (4 corporate stores and 56 franchise stores) and the Value Buds store count was 133 corporate stores.

CANNABIS OPERATIONS SEGMENT RESULTS

Operating income (loss)

	Three months ended September 30				Nine months ended September 30
($000s)	2026	2025			2026	2025
		As Previously Reported	(2) Adjustment	As Recast		As Previously Reported	(2) Adjustment	As Recast
Net revenue	27,040	37,389	—	37,389	88,704	107,544	—	107,544
Cost of sales	28,662	32,381	—	32,381	83,957	84,092	—	84,092
Gross profit	(1,622)	5,008	—	5,008	4,747	23,452	—	23,452
Gross margin (1)	-6.0%	13.4%		13.4%	5.4%	21.8%		21.8%

General and administrative	7,357	4,266	5,448	9,714	23,439	11,767	16,558	28,325
Sales and marketing	1,940	1,971	—	1,971	6,405	6,206	—	6,206
Depreciation and amortization	323	657	—	657	950	2,100	—	2,100
Share-based compensation	157	—	—	—	571	—	—	—
Restructuring costs	313	258	—	258	544	828	—	828
Asset impairment	52,989	3,079	—	3,079	53,464	5,803	—	5,803
Research and development	—	156	—	156	12	354	—	354
(Gain) loss on disposition of assets	(8)	55	—	55	198	22	—	22
Operating income (loss)	(64,693)	(5,434)	(5,448)	(10,882)	(80,836)	(3,628)	(16,558)	(20,186)
(1)
Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.
(2)
In 2026, the Company began allocating applicable direct and indirect overhead costs from the corporate segment to each individual operating segment all categorized within general and administrative expenses. The Company has recast the comparative period to illustrate the impact of these allocations had they been done during the prior period.

The Company’s revenue comprises bulk and packaged sales under the Cannabis Act pursuant to its supply agreements with Canadian provincial boards, other licensed producers and international exports, proprietary extraction services, white label product formulation and manufacturing, the sale of bulk winterized oil and distillate, toll processing and co-packaging services and analytical testing.

Net revenue for the three months ended September 30, 2026 was $27.0 million compared to $37.4 million for the three months ended September 30, 2025. The decrease of $10.4 million was mainly due to decreases in sales to provincial boards and wholesale sales.

Net revenue for the nine months ended September 30, 2026 was $88.7 million compared to $107.5 million for the nine months ended September 30, 2025. The decrease of $18.8 million was mainly due to decreases in sales to provincial boards and wholesale sales.

Cost of sales for the three months ended September 30, 2026 were $28.7 million compared to $32.4 million for the three months ended September 30, 2025. The decrease of $3.7 million was mainly due to the decrease in net revenue as noted above, changes in product mix with higher direct costs and an increase in inventory obsolescence of $1.6 million.

Cost of sales for the nine months ended September 30, 2026 were $84.0 million compared to $84.1 million for the nine months ended September 30, 2025. The decrease of $0.1 million was mainly due to the decrease in net revenue as noted above, changes in product mix with higher direct costs and an increase in inventory obsolescence of $3.4 million.

Gross profit for the three months ended September 30, 2026 was negative $1.6 million (-6.0%) compared to $5.0 million (13.4%) for the three months ended September 30, 2025. The decrease of $6.6 million was due to the decrease in net revenue and increases in cost of sales and inventory obsolescence noted above.

Gross profit for the nine months ended September 30, 2026 was $4.7 million (5.4%) compared to $23.5 million (21.8%) for the nine months ended September 30, 2025. The decrease of $18.8 million was due to the decrease in net revenue and increases in cost of sales and inventory obsolescence noted above.

During the three months ended September 30, 2026, the Company recorded impairments on property, plant and equipment of $1.0 million due to a rationalization of product lines and the decommissioning of certain manufacturing equipment and recorded impairments of goodwill of $52.0 million due to lower than expected operating results and forecasts. During the three months ended September 30, 2025, the Company recorded impairments on property, plant and equipment of $0.4 million due to the consolidation of the Company’s edible facilities as part of its integration strategy and $2.7 million due to slow moving market conditions.

During the nine months ended September 30, 2026, the Company recorded impairments on property, plant and equipment of $0.5 million due to slow moving market conditions and $1.0 million due to a rationalization of product lines and the decommissioning of certain manufacturing equipment and recorded impairments of goodwill of $52.0 million due to lower than expected operating results and forecasts. During the nine months ended September 30, 2025, the Company recorded impairments on property, plant and equipment of $3.1 million due to the consolidation of the Company’s edible facilities as part of its integration strategy and $2.7 million due to slow moving market conditions.

During the nine months ended September 30, 2026, the Company received proceeds of $1.7 million for the disposition of its Stellarton facility and a loss on disposal of $0.2 million was recognized.

INVESTMENTS SEGMENT RESULTS

Operating income (loss)

	Three months ended September 30		Nine months ended September 30
($000s)	2026	2025	2026	2025
Investment income	927	1,777	3,472	6,162
Share of profit (loss) of equity-accounted investees	6,934	(234)	5,084	(4,387)

General and administrative	—	—	216	—
Operating income (loss)	7,861	1,543	8,340	1,775

Investment income for the three months ended September 30, 2026 was $0.9 million compared to $1.8 million for the three months ended September 30, 2025. The decrease of $0.9 million was mainly due to lower interest revenue from cash due to lower balances.

Investment income for the nine months ended September 30, 2026 was $3.5 million compared to $6.2 million for the nine months ended September 30, 2025. The decrease of $2.7 million was mainly due to lower interest income from investments at amortized cost, caused by the principal repayment of a $27 million commercial mortgage in March 2025 and lower interest revenue from cash.

Share of profit (loss) of equity-accounted investees is comprised of the Company’s share of the net profit (or loss) generated from its investments in SunStream. The current investment portfolio of SunStream is comprised of secured debt, hybrid debt, derivative instruments and convertible equity instruments issued by U.S. based cannabis businesses.

Share of profit of equity-accounted investees for the three months ended September 30, 2026 was $6.9 million compared to a loss of $0.2 million for the three months ended September 30, 2025. The increase of $7.1 million was mostly due to accounting fair value adjustments to the investments.

Share of profit of equity-accounted investees for the nine months ended September 30, 2026 was $5.1 million compared to a loss of $4.4 million for the nine months ended September 30, 2025. The increase of $9.5 million was mostly due to accounting fair value adjustments to the investments.

SELECTED QUARTERLY INFORMATION

The following table summarizes selected consolidated operating and financial information of the Company for the preceding eight quarters.

	2026			2025				2024
($000s, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net revenue	237,994	235,766	195,906	252,499	244,219	244,769	204,914	257,679
Gross profit	57,886	56,349	52,812	70,229	64,177	67,601	56,641	68,799
Investment income	927	1,008	1,537	1,652	1,777	1,529	2,856	2,734
Net (loss) earnings attributable to owners of the Company (1)	(50,789)	(7,822)	(9,911)	9,367	(13,319)	2,885	(14,707)	(67,142)
Per share, basic and diluted (1)	(0.21)	(0.03)	(0.04)	0.04	(0.05)	0.01	(0.06)	(0.25)
(1)
These values are equal to values from “net earnings (loss) from continuing operations attributable to owners of the Company”, in total and on a per-share and diluted per-share basis.

During the eight most recent quarters the following items have had a significant impact on the Company’s financial results and results of operations:

•
Impairment and impairment reversals on property, plant and equipment and right of use assets;
•
Changes to provisions for inventory obsolescence and impairment;
•
Investments in and distributions from SunStream;
•
Acquisition of Indiva Limited;
•
Impairment of intangible assets from the cannabis retail cash generating unit (“CGU”);
•
Impairment of the Stellarton facility due to slow moving market conditions;
•
Entering into and acquiring several cannabis-related investments;
•
Repayment and exiting cannabis-related investments; and
•
Increased net revenue and gross profit from acquisitions and organic growth, partially offset by a general decline in demand in the liquor industry and shifting consumer preferences in the cannabis industry.

LIQUIDITY AND CAPITAL RESOURCES

($000s)	September 30, 2026	December 31, 2025
Cash and cash equivalents	132,479	252,243

Capital resources are financing resources available to the Company and are defined as the Company’s debt and equity. The Company manages its capital resources with the objective of maximizing shareholder value and sustaining future development of the business. The Company manages its capital structure and adjusts it, based on the funds available to the Company, in order to support the Company’s activities. The Company may adjust capital spending, issue new equity or issue new debt, subject to the availability of such debt or equity financing on commercial terms. During the nine months ended September 30, 2026 the Company contributed $60.8 million to SunStream and repurchased and cancelled 21.6 million common shares for a total cost of $43.1 million.

The Company’s primary need for liquidity is to fund investment opportunities, capital expenditures, working capital requirements and for general corporate purposes. The Company’s working capital requirements are primarily driven by maintaining inventory levels, the extension of credit to customers and the settling of obligations with suppliers. The Company’s primary source of liquidity historically has been from funds received from the proceeds of common share issuances and debt financing. The Company’s ability to fund operations and investments and make planned capital expenditures depends on future operating performance and cash flows, as well as the availability of future financing, all of which are subject to prevailing economic conditions and financial, business and other factors.

Management believes its current capital resources will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses and future development activities for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

Debt

As at September 30, 2026, the Company had no outstanding bank debt or other debt.

Equity

As at September 30, 2026, the Company had the following share capital instruments outstanding:

(000s)	September 30, 2026	December 31, 2025
Common shares	244,777	263,359
Common share purchase warrants (1)	54	54
Simple warrants (2)	16	16
Performance warrants (3)	8	21
Stock options (4)	84	321
Restricted share units	6,676	6,855
(1)
54,400 warrants were exercisable as at September 30, 2026.
(2)
16,000 simple warrants were exercisable as at September 30, 2026.
(3)
No performance warrants were exercisable as at September 30, 2026.
(4)
83,798 stock options were exercisable as at September 30, 2026.

The number of common shares outstanding changed during the nine months ended September 30, 2026 in connection with the following transactions:

•
Pursuant to the Company’s share repurchase program, the Company purchased and cancelled 21.6 million common shares at a weighted average price, excluding commissions, of $1.97 (US$1.42) per common share for a total cost of $43.1 million including commissions; and
•
The Company issued 3.0 million common shares in connection with the vesting of RSUs under its long term incentive plan.

From October 1, 2026 to October 26, 2026:

•
Pursuant to the Company’s share repurchase program, the Company purchased and cancelled 1.5 million common shares at a weighted average price, excluding commissions, of $1.77 (US$1.25) per common share for a total cost of $2.6 million including commissions.

As at October 26, 2026, a total of 243.3 million common shares were issued and outstanding.

Cash Flow Summary

	Three months ended September 30		Nine months ended September 30
($000s)	2026	2025	2026	2025
Cash provided by (used in):
Operating activities	18,550	31,701	25,718	45,606
Investing activities	(61,224)	10,522	(72,928)	20,533
Financing activities	(8,055)	(9,866)	(60,412)	(43,917)
Change in cash and cash equivalents	(50,729)	32,357	(107,622)	22,222

Cash Flow – Operating Activities

Net cash provided by operating activities was $18.6 million for the three months ended September 30, 2026 compared to $31.7 million provided by operating activities for the three months ended September 30, 2025. The decrease of $13.1 million was due to unfavourable changes in working capital, and a decrease in net earnings and adjustments for non-cash items. The change in non-cash working capital is comprised of changes in inventory, accounts receivable, prepaid expenses and deposits and accounts payable. Accounts receivable was impacted by the adoption of the IFRS 7 and IFRS 9 amendments, refer to “New Accounting Pronouncements” below for additional information.

Net cash provided by operating activities was $25.7 million for the nine months ended September 30, 2026 compared to $45.6 million provided by operating activities for the nine months ended September 30, 2025. The decrease of $19.9 million was due to an increase in net loss and adjustments for non-cash items, unfavourable changes in working capital, and lower interest received. The change in non-cash working capital is comprised of changes in inventory, accounts receivable, prepaid expenses and deposits and accounts payable. Accounts receivable was impacted by the adoption of the IFRS 7 and IFRS 9 amendments, refer to “New Accounting Pronouncements” below for additional information.

Cash Flow – Investing Activities

Net cash used in investing activities was $61.2 million for the three months ended September 30, 2026 compared to $10.5 million provided by investing activities for the three months ended September 30, 2025. The decrease of $71.7 million was primarily due to capital contributions to equity-accounted investees and lower proceeds from the disposal of investments, partially offset by lower additions to property, plant and equipment. During the current period the Company contributed $60.8 million to equity-accounted investees. During the comparative period the Company received $15.0 million in proceeds for the disposition of investments at fair value through other comprehensive income.

Net cash used in investing activities was $72.9 million for the nine months ended September 30, 2026 compared to $20.5 million provided by investing activities for the nine months ended September 30, 2025. The decrease of $93.4 million was primarily due to capital contributions to equity-accounted investees, lower principal payments from investments, lower proceeds from the disposal of investments, partially offset by lower additions to investments. During the current period the Company contributed $63.6 million to equity-accounted investees. During the comparative period the Company received $15.0 million in proceeds for the disposition of investments at fair value through other comprehensive income, and received principal repayment of a $27 million commercial mortgage.

Cash Flow – Financing Activities

Net cash used in financing activities was $8.1 million for the three months ended September 30, 2026 compared to $9.9 million used in financing activities for the three months ended September 30, 2025. The decrease of $1.8 million was largely due to the change in restricted cash, partially offset by an increase in common shares repurchased.

Net cash used in financing activities was $60.4 million for the nine months ended September 30, 2026 compared to $43.9 million used in financing activities for the nine months ended September 30, 2025. The increase of $16.5 million was largely due to an increase in common shares repurchased, partially offset by the change in restricted cash.

Free cash flow

	Three months ended September 30		Nine months ended September 30
($000s)	2026	2025	2026	2025
Free cash flow	19,954	16,692	5,692	7,733

Free cash flow is a specified financial measure that does not have a standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information. The Company defines free cash flow as the total change in cash and cash equivalents less cash used for common share repurchases, dividends (if any), changes to debt instruments, changes to long-term investments, net cash used for acquisitions plus cash provided by dispositions (if any).

Free cash flow was positive $20.0 million for the three months ended September 30, 2026 compared to positive $16.7 million for the three months ended September 30, 2025. The increase of $3.3 million was mainly due to the change in restricted cash and lower additions to property, plant and equipment, partially offset by unfavourable changes in working capital which resulted in higher cash outflows compared to the prior period and a decrease in net earnings and adjustments for non-cash items. The adjustments for non-cash items were mostly due to change in fair value of biological assets and inventory sold, share-based compensation expense, inventory obsolescence and impairment, asset impairment and share of profit of equity-accounted investees.

Free cash flow was positive $5.7 million for the nine months ended September 30, 2026 compared to positive $7.7 million for the nine months ended September 30, 2025. The decrease of $2.0 million was mainly due to a decrease in net loss and adjustments for non-cash items, exercise of cash-settled DSUs and unfavourable changes in working capital which resulted in higher cash outflows compared to the prior period, partially offset by lower additions to property, plant and equipment, higher proceeds from the disposal of property, plant and equipment and the change in restricted cash. The adjustments for non-cash items were mostly due to income tax recovery, change in fair value of biological assets and inventory sold, share-based compensation, inventory obsolescence and impairment, asset impairment and share of profit of equity-accounted investees.

Financial Instruments

Refer to note 23 in the Interim Financial Statements for additional information on the Company’s financial instruments and the related fair value estimates and disclosures.

Liquidity risks associated with financial instruments

Credit risk

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The maximum amount of the Company’s credit risk exposure is the carrying amounts of cash and cash equivalents, accounts receivable, and investments. The Company attempts to mitigate such exposure to its cash and cash equivalents by investing only in financial institutions with investment grade credit ratings or secured investments. The Company manages risk over its accounts receivable by issuing credit only to creditworthy counterparties. The Company limits its exposure to credit risk over its investments by ensuring the agreements governing the investments are secured in the event of counterparty default. The Company considers financial instruments to have low credit risk when its credit risk rating is equivalent to investment grade. The Company assumes that the credit risk on a financial asset has increased significantly if it is outstanding past the contractual payment terms. The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company.

The Company applies the simplified approach under IFRS 9 for trade receivables by grouping receivables based on shared credit risk characteristics and the days past due. The expected loss rates are based on historical credit losses experienced over a period of 12 months.

The Company applies the general approach under IFRS 9 to other receivables and other investments, which is an assessment of whether the credit risk of a financial instrument has increased significantly since initial recognition.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet its financial obligations when due. The Company manages liquidity risk by monitoring operating and growth requirements. The Company prepares forecasts to ensure sufficient liquidity to fulfil obligations and operating plans. Management believes its current capital resources will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses and future development activities for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

Market risk

Market risk is the risk that changes in market prices will affect the Company’s income or value of its holdings of financial instruments. The Company is exposed to market risk in that changes in market prices will cause fluctuations in the fair value of its marketable securities. The fair value of marketable securities is based on quoted market prices as the Company’s marketable securities are shares of publicly traded entities.

Regulatory risk

Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon compliance with regulatory requirements. Due to the nature of the industries in which the Company operates, the Company recognizes that regulatory requirements are more stringent and punitive in nature than most other sectors of the economy. Any delays in obtaining, or failure to obtain, regulatory approvals could significantly delay operational and/or product development and could have a material adverse effect on the Company’s business, results of operations, and financial condition. The Company is cognizant of the advent of regulatory changes in these industries on the city, provincial, and national levels in Canada and is aware of the effect that unforeseen regulatory changes in these industries could have on the goals and operations of the business as a whole.

CONTRACTUAL COMMITMENTS AND CONTINGENCIES

A)
Commitments

The information presented in the table below reflects management’s estimate of the contractual maturities of the Company’s obligations at September 30, 2026.

($000s)	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	46,902	—	—	—	46,902
Lease liabilities	22,007	80,982	70,170	14,872	188,031
Financial guarantee liability	—	114	—	—	114
Loyalty liability	—	792	—	—	792
Total	68,909	81,888	70,170	14,872	235,839

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash.

The Company has entered into royalty agreements to pay a certain amount of royalties on cannabis products sold. Should the Company not sell sufficient product in the agreed timeframe, a minimal royalty payment is accrued.

B)
Contingencies

From time to time, the Company and its subsidiaries are or may become involved in various legal claims and actions which arise in the ordinary course of their business and operations. While the outcome of any such claim or action is inherently uncertain, the Company believes that the losses that may result, if any, will not be material to the consolidated financial statements.

NON-IFRS FINANCIAL MEASURES AND OTHER MEASURES

Certain specified financial measures in this MD&A including adjusted operating income (loss), free cash flow, same store sales and adjusted EBITDA are non-IFRS measures. These terms are not defined by IFRS Accounting Standards and, therefore, may not be comparable to similar measures reported by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS Accounting Standards.

GROSS MARGIN

Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted.

Adjusted operating income (loss)

Adjusted operating income (loss) is a non-IFRS financial measure which the Company uses to evaluate its operating performance. Adjusted operating income (loss) provides information to investors, analysts, and others to aid in understanding and evaluating the Company’s operating results in a similar manner to its management team. The Company defines adjusted operating income (loss) as operating income (loss) less restructuring costs (recovery), goodwill and intangible asset impairments and asset impairments triggered by restructuring activities.

The following tables reconcile adjusted operating income (loss) to operating income (loss) for the periods noted.

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Three months ended September 30, 2026
Operating income (loss)	5,244	(64,693)	(59,449)	6,035	7,861	(2,764)	(48,317)
Adjustments:
Restructuring costs	40	313	353	2	—	222	577
Goodwill and intangible asset impairments	—	52,022	52,022	—	—	—	52,022
Impairments triggered by restructuring	—	967	967	—	—	—	967
Adjusted operating income (loss)	5,284	(11,391)	(6,107)	6,037	7,861	(2,542)	5,249

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Nine months ended September 30, 2026
Operating income (loss)	9,328	(80,836)	(71,508)	5,899	8,340	(8,003)	(65,272)
Adjustments:
Restructuring costs	75	544	619	227	—	762	1,608
Goodwill and intangible asset impairments	—	52,022	52,022	—	—	—	52,022
Impairments triggered by restructuring	—	967	967	—	—	—	967
Adjusted operating income (loss)	9,403	(27,303)	(17,900)	6,126	8,340	(7,241)	(10,675)

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Three months ended September 30, 2025
Operating income (loss) (1)	5,047	(10,882)	(5,835)	6,591	1,543	(13,349)	(11,050)
Adjustments:
Restructuring costs	—	258	258	—	—	876	1,134
Impairments triggered by restructuring	—	404	404	—	—	—	404
Adjusted operating income (loss)	5,047	(10,220)	(5,173)	6,591	1,543	(12,473)	(9,512)
(1)
In 2026, the Company began allocating applicable direct and indirect overhead costs from the corporate segment to each individual operating segment all categorized within general and administrative expenses. The Company has recast the comparative period to illustrate the impact of these allocations had they been done during the prior period. Refer to “Operating Segments” above for further details.

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Nine months ended September 30, 2025
Operating income (loss) (1)	10,557	(20,186)	(9,629)	10,884	1,775	(21,130)	(18,100)
Adjustments:
Restructuring costs	—	828	828	—	—	1,459	2,287
Impairments triggered by restructuring	—	3,100	3,100	—	—	—	3,100
Adjusted operating income (loss)	10,557	(16,258)	(5,701)	10,884	1,775	(19,671)	(12,713)
(1)
In 2026, the Company began allocating applicable direct and indirect overhead costs from the corporate segment to each individual operating segment all categorized within general and administrative expenses. The Company has recast the comparative period to illustrate the impact of these allocations had they been done during the prior period. Refer to “Operating Segments” above for further details.

Free cash flow

Free cash flow is a non-IFRS financial measure which the Company uses to evaluate its financial performance. Free cash flow provides information which management believes to be useful to investors, analysts and others in understanding and evaluating the Company’s ability to generate positive cash flows as it removes cash used for non-operational items. The Company defines free cash flow as the total change in cash and cash equivalents less cash used for common share repurchases, dividends (if any), changes to debt instruments, changes to long-term investments, net cash used for acquisitions plus cash provided by dispositions (if any).

The following table reconciles free cash flow to change in cash and cash equivalents for the periods noted.

	Three months ended September 30		Nine months ended September 30
($000s)	2026	2025	2026	2025
Change in cash and cash equivalents	(50,729)	32,357	(107,622)	22,222
Adjustments:
Repurchase of common shares	10,042	3	43,113	15,034
Changes to long-term investments	60,641	(15,668)	67,301	(30,523)
Acquisitions, net of cash acquired	—	—	2,900	1,000
Free cash flow	19,954	16,692	5,692	7,733

Same store sales

Same store sales is a supplementary financial measure which the Company uses to evaluate its financial performance in its retail segments. Same store sales provides information which management believes to be useful to investors, analysts and others in understanding and evaluating the Company’s sales trends excluding the effect of the opening and closure of stores.

Same store sales refers to the revenue generated by the Company’s existing retail locations during the current and prior comparison periods.

ADJUSTED EBITDA

Adjusted EBITDA is a non-IFRS financial measure which the Company uses to evaluate its operating performance. Adjusted EBITDA provides information to investors, analysts, and others to aid in understanding and evaluating the Company’s operating results. The Company defines adjusted EBITDA as net earnings (loss) before inventory and biological assets fair value and impairment adjustments, share of (profit) loss of equity-accounted investees, depreciation and amortization, share-based compensation expense, restructuring costs, asset impairment, gain or loss on disposal of property, other expenses, net, income tax expense (recovery) and excluding non-recurring items including enterprise resource planning implementation costs and litigation settlements, net of recoveries.

	Three months ended September 30		Nine months ended September 30
($000s)	2026	2025	2026	2025
Net loss	(50,789)	(13,319)	(68,522)	(25,141)
Adjustments:
Inventory and biological assets fair value and impairment adjustments	3,764	2,362	6,900	1,417
Share of loss (profit) of equity-accounted investees	(6,934)	234	(5,084)	4,387
Depreciation and amortization	12,659	12,928	38,145	39,076
Share-based compensation	1,767	10,883	5,033	15,190
Restructuring costs	577	1,134	1,608	2,287
Asset (reversal) impairment	52,331	2,051	52,151	2,971
Loss (gain) on disposition of property, plant and equipment	(16)	34	139	(54)
Other expenses, net	2,464	2,269	6,424	7,041
Income tax recovery	8	—	(3,174)	—
Non-recurring items	(15)	(501)	549	(696)
Adjusted EBITDA	15,816	18,075	34,169	46,478

RELATED PARTIES

SunStream is a joint venture in which the Company has a 50% ownership interest and is a related party due to it being classified as a joint venture of the Company. SunStream is a private company, incorporated under the ABCA, which provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities. Capital contributions to the joint venture and distributions received from the joint venture are classified as related party transactions.

OFF BALANCE SHEET ARRANGEMENTS

As at September 30, 2026, the Company did not have any off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

The Company makes assumptions in applying critical accounting estimates that are uncertain at the time the accounting estimate is made and may have a significant effect on its consolidated financial statements. Critical accounting estimates include the classification and recoverable amounts of CGUs, value of inventory, value of equity-accounted investees, value of leases, acquisitions and fair value of assets acquired and liabilities assumed in a business combination. Critical accounting estimates are based on variable inputs including but not limited to:

•
Demand for cannabis for adult-use and medical purposes;
•
Price of cannabis;
•
Expected cannabis sales volumes;
•
Demand for liquor;
•
Price of liquor;
•
Expected liquor sales volumes;
•
Changes in market interest and discount rates;
•
Future development and operating costs;
•
Costs to convert harvested cannabis to finished goods;
•
Potential returns and pricing adjustments; and
•
Market prices, volatility and discount rates used to determine fair value of equity-accounted investees.

Changes in critical accounting estimates can have a significant effect on profit or loss as a result of their impact on revenue, costs of sales, provisions and impairments. Changes in critical accounting estimates can have a significant effect on the valuation of inventory, property, plant and equipment, provisions and derivative financial instruments.

For a detailed discussion regarding the Company’s critical accounting estimates, refer to the notes to the Audited Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS

The International Accounting Standards Board and the IFRS Interpretations Committee regularly issue new and revised accounting pronouncements which have future effective dates and therefore are not reflected in the Company’s consolidated financial statements. Once adopted, these new and amended pronouncements may have an impact on the Company’s consolidated financial statements. The following accounting standard was effective for annual periods beginning on or after January 1, 2026 and had a material impact on the Company’s consolidated financial statements:

Classification and Measurement of Financial Instruments — Amendments to IFRS 9 and IFRS 7

On January 1, 2026, the Company adopted the amendments to IFRS 9 and IFRS 7 using the prospective application. The amendments include the following:

•
Clarification on the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic payment system.

•
Clarification and further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion.
•
New disclosure requirements for certain instruments without contractual terms that can change cash flows.
•
Updates to the disclosure required for equity instruments designated at fair value through other comprehensive income.

Impact on adoption

At September 30, 2026, there was an $8.8 million net reduction in cash and cash equivalents with an equivalent increase in accounts receivable, which is reflected in the statement of financial position and statement of cash flows. The Company estimated the impact to be approximately $12.1 million net reduction in cash and cash equivalents with an equivalent increase in accounts receivable, had the amendments been in effect for the annual period ending December 31, 2025.

There are new accounting standards, amendments to accounting standards and interpretations that are effective for annual periods beginning on or after January 1, 2027, discussed below, which have not been applied in preparing the consolidated financial statements for the three and nine months ended September 30, 2026.

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after January 1, 2027. The new accounting standard introduces the following key new requirements:

•
Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities’ net profit will not change.
•
Management-defined performance measures are disclosed in a single note in the financial statements.
•
Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Company is still in the process of assessing the impact of the new accounting standard, particularly with respect to the structure of the Company’s statement of profit or loss, the statement of cash flows and the additional disclosures required for management-defined performance measures.

Other accounting standards

The following new and amended accounting standards are not expected to have a material impact on the Company’s consolidated financial statements:

•
IFRS 19 Subsidiaries without Public Accountability: Disclosures

RISK FACTORS

In addition to the risks described elsewhere in this document, for a detailed discussion regarding the Company’s risk factors, refer to the “Risk Factors” section of the AIF.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has designed disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in such securities legislation.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2026. Based upon evaluation of the Company’s disclosure controls and procedures as of September 30, 2026, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of September 30, 2026.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Refer to our MD&A for the year ended December 31, 2025, for a discussion regarding our internal control over financial reporting and the remediation of a previously identified material weakness.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no other changes in our internal control over financial reporting (as defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended September 30, 2026, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ABBREVIATIONS

The following provides a summary of common abbreviations used in this document:

Financial and Business Environment
$ or C$	Canadian dollars
U.S.	United States
US$	United States dollars

FORWARD-LOOKING INFORMATION

This MD&A may contain forward-looking information concerning the Company’s business, operations and financial performance and condition, as well as the Company’s plans, objectives and expectations for its business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “pioneer”, “seek”, “should”, “target”, “will”, “would”, and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

These forward-looking statements include, but are not limited to, statements about:

•
the anticipated benefits of and the Company’s intentions with respect to the Rise Rewards loyalty program;
•
the expected timing of the receipt of the EU-GMP certification for the Company’s Atholville facility and the anticipated benefits of such certification;
•
the uncertainties created by, and impacts on the Company associated with, U.S. tariffs and the related Canadian countermeasures;
•
the timing and outcomes related to tariff negotiations and agreements between Canada and the U.S.;
•
the Company’s strategy;
•
expectations with respect to retail and investment operations;
•
expectations with respect to the impact of not proceeding with the Second Closing;
•
the anticipated benefits to the Company with respect to the 1CM Transaction;
•
the Company’s intentions with respect to the Cost Cannabis and T Cannabis brands and integration with SNDL;
•
expectations related to shareholder value and the Company’s financial performance;

•
the timing and completion of the Company’s share repurchase program and any benefits related thereto;
•
expectations with respect to pursuing a possible SIB, including the timing and outcome of such SIB, and any benefits to shareholders or the Company related thereto;
•
expectations with respect to the Company’s restructuring project;
•
expectations with respect to the Company’s joint venture interest in SunStream;
•
the timing and expectations related to the Company gaining direct control of Parallel’s medical cannabis operations in Florida, Texas and Massachusetts;
•
the impact of consolidating cannabis segments;
•
the Company’s continued use of its share repurchase program;
•
the Company’s ability to adjust its capital resources;
•
the Company’s liquidity needs, including its ability to source its liquidity requirements;
•
the sufficiency of the Company’s capital resources;
•
risks associated with financial instruments and the methods by which the Company manages such risks;
•
expectations with respect to various contingencies, including the impact of such on the Company’s financial statements;
•
the impact of changes to critical accounting estimates and new accounting pronouncements; and
•
expectations with respect to remediation measures to control deficiencies.

Although the forward-looking statements contained in this MD&A are based on assumptions that the Company believes are reasonable, you are cautioned that actual results and developments (including Company results of operations, financial condition and liquidity, and the development of the industry in which the Company operates) may differ materially from those made in or suggested by the forward-looking statements contained in this MD&A. In addition, even if results and developments are consistent with the forward-looking statements contained in this MD&A, those results and developments may not be indicative of results or developments in subsequent periods.

Certain assumptions made in preparing the forward-looking statements contained in this MD&A include:

•
the Company’s ability to implement its operational and liquidity strategies as well as its strategic initiatives;
•
the Company’s competitive advantages;
•
the impact of competition;
•
the changes and trends in the cannabis cultivation and retail, and the liquor retail industry;
•
changes in laws, rules and regulations;
•
the Company’s ability to maintain and renew required licences;
•
the Company’s ability to maintain good business relationships with its customers, distributors and other strategic partners;
•
the Company’s ability to keep pace with changing consumer preferences;
•
the Company’s ability to protect its intellectual property;
•
the Company’s ability to identify, finance and consummate acquisitions on attractive terms, integrate acquired companies and to realize the benefits of such acquisitions, including The Valens Company Inc. and the 1CM Stores;
•
the Company’s ability to retain key personnel;
•
the Company’s ability to efficiently deploy capital and achieve its expected and desired returns on such investments;
•
the Company’s ability to maintain and keep its public listing on the Nasdaq and the CSE and the liquidity of the trading of its common shares on a publicly listed stock exchange;
•
the Company’s ability to obtain relevant regulatory approvals;
•
the Company’s ability to open new retail locations and attract a sufficient number of qualified franchisees; and
•
the absence of material adverse changes in the Company’s industry or the global economy, including as a result of global economic downturns.

These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry in which it operates and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. As a result, any or all of the forward-looking information in this MD&A may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section titled “Risk Factors” in the AIF and otherwise described in this MD&A. Readers of this MD&A are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this MD&A and, except as required by applicable law, the Company assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with applicable securities regulators, including the Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), after the date of this MD&A.

This MD&A contains estimates, projections and other information concerning the Company’s industry, its business and the markets for its products. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, the Company obtained this industry, business, market and other data from its own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. Certain statements included in this MD&A may be considered “financial outlook” for purposes of applicable securities laws, and such financial outlook may not be appropriate for purposes other than this MD&A. The purpose of the financial outlook is to provide readers with disclosure of the Company’s reasonable expectations of its anticipated results. The financial outlook is provided as of the date of this MD&A.

In addition, assumptions and estimates of the Company’s and industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” in the AIF and elsewhere in this MD&A. These and other factors could cause the Company’s future performance to differ materially from the Company’s assumptions and estimates. Readers of this MD&A are cautioned against placing undue reliance on forward-looking statements.

Further information regarding the assumptions and risks inherent in the making of forward-looking statements can be found in the AIF, along with the Company’s other public disclosure documents. Copies of the AIF and other public disclosure documents are available under the Company’s profile on the System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s most recent AIF, can be viewed under the Company’s profile on SEDAR+ at www.sedarplus.ca, on the EDGAR section of the SEC’s website at www.sec.gov, or on the Company’s website at www.sndl.com. The information on or accessible through our website is not part of and is not incorporated by reference into this MD&A, and the inclusion of our website address in this MD&A is only for reference.